Exhibit 99.1

SciSparc Signs Clinical Trial Agreement with Yale University to Conduct its Phase IIb Trial in Tourette Syndrome

The addition of a U.S. site will allow SciSparc to accelerate trial recruitment and further development of novel treatments for patients in need

TEL AVIV, Israel, Aug. 01, 2022 (GLOBE NEWSWIRE) – SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced the addition of another site of excellence, the Yale Child Study Center at Yale University, to its Phase IIb clinical trial for SCI-110 in patients suffering from Tourette Syndrome (“TS”).

The trial will be led by Dr. Michael H. Bloch, M.D., M.S., an associate Professor in the Child Study Center at Yale University and a leading researcher in the field of TS.

Yale University is the third medical center to join SciSparc’s multi-national, multi-center trial. Previously, SciSparc announced the Hannover Medical School in Hannover, Germany, and the Tel Aviv Sourasky Medical Center in Tel Aviv, Israel as medical center trial sites of excellence.

“We are very excited about the opportunity to return and collaborate with Dr. Bloch and his team at Yale University. We see this as an expression of confidence in the potential of the drug we are developing for the treatment of Tourette’s patients,” commented Dr. Adi Zuloff-Shani, SciSparc’ s Chief Technologies Officer. “Importantly, this Phase IIb trial is a unified trial, as the trial’s data are expected to qualify for regulatory submissions with both the FDA (U.S. Federal Drug Administration) and the EMA (European Medicines Agency). We look forward to further expanding this trial, as part of the overall team effort working to develop a treatment for this therapeutic area, which is greatly underserved, and we believe our approach has significant advantages over available treatments.”

TS is a movement and neurobehavioral disorder characterized by chronic motor and vocal tics. With onset before age 18, about half to two-thirds of TS cases improve during adolescence, while adults are generally more severe patients. Tic symptoms are prevalent in TS cases and may be associated with a premonitory sensation to perform a specific action, which may lead to “relief” once performed.

Previously, a Phase IIa trial, conducted at the same site at Yale University, showed that trial patients, which were TS medication-refractory, had a reduction of tic symptoms of 21% across the entire sample. Improvement over time with treatment was also observed when generalized linear models were used to analyze repeated measures data on the YGTSS-TTS. In addition, no evidence of adverse events of clinical concern were observed. Based on these positive results, the Company is currently advancing into a Phase IIb trial. The objective of this Phase IIb randomized, multi-national, multi-center, double-blind, placebo controlled cross-over trial is to evaluate the efficacy, safety and tolerability of SciSparc’s proprietary drug candidate SCI-110 in adult patients (between 18 and 65 years of age).

Patients will be randomized in a 1:1 ratio to receive either SCI-110 or placebo.

The primary efficacy objective of the trial will be to assess tic severity change using Yale Global Tic Severity Scale (YGTSS-R-TTS), the most commonly used measure in clinical trials, as a continuous endpoint at week 12 and week 26 of the double-blind phase compared to baseline. The primary safety objective of the trial will be to assess absolute and relative frequencies of serious adverse events for the entire population and separately for the SCI-110 and placebo groups.

About SciSparc Ltd. (NASDAQ: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the potential benefits of SCI-110 treatment and its plans for the Phase IIb randomized, multi-national, multi-center, double-blind, placebo controlled cross-over trial, and SciSparc’s plans to explore additional clinical sites to join the clinical trial. Historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on April 28, 2022, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055